UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)



STARWOOD LODGING TRUST
STARWOOD LODGING CORPORATION
(Name of Issuer)

SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
SHARES OF COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

855905 10 5
(CUSIP Number)

MARK A. BEAUDOIN
ZIFF BROTHERS INVESTMENTS, L.L.C.
CITICORP CENTER
153 EAST 53RD STREET
43RD FLOOR
NEW YORK, NEW YORK 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

DECEMBER 31, 1996
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






SCHEDULE 13D
CUSIP No. 855905 10 5

1    NAME OF REPORTING PERSONS
     Ziff Investors Partnership, L.P. II
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]
     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
               None

          8    SHARED VOTING POWER
               16,725

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               1,507,417

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,518,567 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
     SHARES*                                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%

14   TYPE OF REPORTING PERSON*
     PU


SCHEDULE 13D
CUSIP No. 855905 10 5

1    NAME OF REPORTING PERSONS
     Ziff Investment Management, L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
               None

          8    SHARED VOTING POWER
               16,725

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               1,507,417

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,518,567 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%

14   TYPE OF REPORTING PERSON*
     OO


Statement on Schedule 13D
Pursuant to Rule 13d-1
under the Securities Exchange Act of 1934, As Amended


Item 1.   Security and Issuer.

     This Statement on Schedule 13D relates to shares of Beneficial Interest, par value $.01 per share (the "Trust Shares"), of Starwood Lodging Trust (the "Trust") and shares of Common Stock, par value $.01 per share (the "Corporation Shares"), of Starwood Lodging Corporation (the "Corporation" and together with the Trust, the "Companies"). Pursuant to a pairing agreement between the Trust and the Corporation, the Trust Shares and the Corporation Shares are "paired" and may only be held and transferred in units consisting of one Trust Share and one Corporation Share (collectively, a "Paired Share"). Accordingly, this Statement on Schedule 13D is filed with respect to Paired Shares and relates to both the Trust and the Corporation.

     On December 5, 1996, the Companies announced a 3 for 2 stock split in the form of a 50% stock dividend on each of the Trust Shares and the Corporation Shares. This dividend will be payable on January 27, 1997 to shareholders of record of the Companies on December 30, 1996. However, all Paired Share numbers in this Statement on Schedule 13D are reported on a pre-split basis.

     The name and address of the principal executive offices of the Trust are as follows: Starwood Lodging Trust, 2231 East Camelback Road, Suite 410, Phoenix, AZ 85016. The name and address of the principal executive offices of the Corporation are as follows: Starwood Lodging Corporation, 2231 East Camelback Road, Suite 410, Phoenix, AZ 85016.

Item 2.   Identity and Background.

     a. Ziff Investors Partnership, L.P. II. Ziff Investors Partnership, L.P. II (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The principal business of the Partnership is to make direct investments in marketable and private securities and indirect investments as a limited partner in partnerships that invest in marketable securities, real estate and venture capital interests. The address of each of the principal business and the principal office of the Partnership is Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

     b. Ziff Investment Management, L.L.C. Ziff Investment Management, L.L.C. (the "General Partner") is a limited liability company organized under the laws of the State of Delaware. The General Partner is one of two general partners of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and of other limited partnerships affiliated with the Partnership. The address of each of the principal business and the principal office of the General Partner is Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022. Each of Dirk, Robert and Daniel Ziff owns a 33.33% member interest in the General Partner. Dirk, Robert and Daniel Ziff are brothers, are private investors and are United States citizens. The business address of each of the Ziff brothers is c/o Ziff Brothers Investments L.L.C., Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

     c. DHS Holdings L.L.C. DHS Holdings L.L.C. ("DHS") is a limited liability company organized under the laws of the State of New York and is the investment general partner of the Partnership. DHS may be deemed to control the Partnership. The principal business of DHS is to be the investment general partner of the Partnership and to hold certain personal investments of Mr. Daniel Stern. Mr. Daniel Stern is the majority owner of DHS and is a Trustee of the Trust. Mr. Stern is a United States citizen. The address of the principal business of DHS and Mr. Stern and the principal office of DHS is the same as that of the Partnership.


     The Partnership, the General Partner, DHS, Daniel Stern,
Dirk Ziff, Robert Ziff and Daniel Ziff are collectively referred to herein as the "Reporting Persons."

     None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.

Item 3.   Source and Amount of Funds or Other Consideration.

     Prior to December 31, 1996, the Partnership held limited partner interests in three limited partnerships, Moonwood Investment Partners, L.P, Woodstar Partners II, L.P. and Harveywood Hotel Investors II, L.P. (collectively, the "Lodging Partnerships"), each of which invested in certain limited partnerships that owned limited partnership interests (the "Realty Units") of SLT Realty Limited Partnership ("Realty") and limited partnership interests (the "Operating Units") of SLC Operating Limited Partnership ("Operating" and together with Realty, the "Realty Entities"). The Realty Units and the Operating Units are collectively referred to as the "Units."
The Partnership also holds a limited partner interest in Starwood Capital Group, L.P. (the "Lodging General Partner"), a Delaware limited partnership that served as general partner of the three Lodging Partnerships. As of December 31, 1996, the Lodging Partnerships and the limited partnerships that owned Units had been liquidated, and the Units were distributed to their respective partners, including the Lodging General Partner, in accordance with their interests. The Lodging General Partner then distributed the Units it received to its partners (together with the distribution by the Lodging Partnerships, the "Distribution"). The Partnership received an aggregate of 1,501,842 Units in the Distribution, subject to adjustment as described in Item 6 below. No consideration was paid by the Reporting Persons for the Distribution.

     Each Unit will be exchangeable by the Reporting Persons into either cash, one Paired Share, or a combination of cash and Paired Shares at the option of the Trust and the Corporation. This exchange right will be granted pursuant to an exchange rights agreement to be entered into by the Partnership, the Companies and the Realty Entities. Such rights shall be substantially similar to the rights granted under the Exchange Rights Agreement dated as of January 1, 1995 which was filed as
Exhibit 3 to the Statement on Schedule 13D dated January 31, 1995 by Starwood Capital Group, L.P. and affiliated entities, and is incorporated herein by reference.

     On August 12, 1996, the Trust granted to Starwood Capital Group, L.L.C. ("Starwood Capital") a restricted stock award (the "Restricted Stock Award") of 167,247 Paired Shares in connection with the Trust's acquisition of eight hotels from an institutional investor. This award was subject to approval by the stockholders of the Companies, which was received on December 30, 1996. One-third of the Restricted Stock Award is vested, and the remainder vests equally over two years. In addition, the Restricted Stock Award is also subject to forfeiture under certain circumstances. S IV Holdings, L.L.C., a Delaware limited liability company owned by the Partnership and the General Partner, was granted a 10% interest in the Restricted Stock Award by Starwood Capital. S IV has the right to vote the 16,725 Paired Shares subject to the Restricted Stock Award and to receive any dividends paid on such Paired Shares.


Item 4.   Purpose of Transaction.

     The Reporting Persons did not control the Lodging General
Partner's decision to cause the Distribution.

     Except as otherwise described in Item 6 of this Statement on
Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities by the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above. The Partnership does, however, have limited partner interests in other entities that indirectly hold Units convertible into Paired Shares. If any of those entities were to be liquidated, the Partnership would expect to receive additional Units.

Item 5.   Interest in Securities of the Issuer

Beneficial Ownership

     As of December 31, 1996, the Reporting Persons beneficially owned the number of Paired Shares as follows, subject to adjustments:
















                         Beneficial Ownership     Voting Power  Dispositive Power
                         Paired         % of
Reporting Person         Shares     Outstanding   Sole  Shared     Sole  Shared
Ziff Investors
Partnership, L.P. II     1,518,567      5.3%      None   16,725    None 1,507,417

Ziff Investment
Management, L.L.C.       1,518,567      5.3%      None   16,725    None 1,507,417

Dirk Ziff                1,518,567      5.3%      None   16,725    None 1,507,417

Robert Ziff              1,518,567      5.3%      None   16,725    None 1,507,417

Daniel Ziff              1,518,567      5.3%      None   16,725    None 1,507,417

DHS Holdings, L.L.C.     1,518,567      5.3%      None   16,725    None 1,507,417

Daniel Stern             1,518,567      5.3%      None   16,725    None 1,507,417

     Of the Paired Shares listed above, 1,501,842 Paired Shares are deemed to be owned by virtue of the ownership of Units which are exchangeable into Paired Shares, as described in Item 3. The percentage of the outstanding Paired Shares and the Voting Power disclosure above assumes the exchange of all 1,501,842 Units owned by the Partnership (and no exchange of Units by any other person) into Paired Shares.

     The Partnership's beneficial ownership includes (i) 1,501,842 Paired Shares issuable upon exchange of the 1,501,842 Units distributed to the Partnership in the Distribution effective as of December 31, 1996 and (ii) 16,725 Paired Shares which are part of the Restricted Stock Award. The Partnership's shared voting and dispositive power results from its relationship with the General Partner.

     The General Partner's beneficial ownership includes the Units and Paired Shares which are beneficially owned by the Partnership. The General Partner's shared voting and dispositive power results from its relationship with the Partnership.

     Each of Dirk Ziff's, Robert Ziff's and Daniel Ziff's beneficial ownership includes the Units and Paired Shares which are beneficially owned by the General Partner, which are directly owned by the Partnership. Each of Dirk Ziff's, Robert Ziff's and Daniel Ziff's shared voting and dispositive power results from his relationship to the General Partner.

     DHS's and Mr. Stern's beneficial ownership includes the Units and Paired Shares which are beneficially owned by the Partnership. DHS's shared voting and dispositive power results from its relationship to the Partnership and Mr. Stern's shared voting and dispositive power results from his relationship to DHS.

     Other than the Distribution, the Reporting Persons have not been involved in any transactions in the Paired Shares during the past 60 days.


Item 6.   Contracts, Arrangements, Understandings, or
Relationships With Respect to Securities of the Issuer

          All Paired Shares and Unit numbers reported in this Statement on Schedule 13D reflect the actual distributions of Units made by the Lodging Partnerships on December 31, 1996 to the Partnership, which were based on the average closing market value of the Paired Shares during the 30-day period prior to December 31, 1996. Pursuant to agreements between the Lodging General Partner and the Partnership, the final allocation of Units between the Lodging General Partner and the Partnership shall be adjusted if the average closing market value of the Paired Shares during the 60-day period ending January 30, 1997 differs from the average closing market value during such 30-day period.

     Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement Among the Reporting Persons.

     2. Exchange Rights Agreement dated as of January 1, 1995
(incorporated herein by referent to Exhibit 3 to Statement on Schedule 13D dated January 31, 1995 for Starwood Capital Group,
L.P. and affiliates).


SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated:  January 10, 1997


ZIFF INVESTORS PARTNERSHIP, L.P. II

By:  Ziff Investment Management, L.L.C.,
     its general partner


By:
           /s/ Robert Ziff
           Robert Ziff
           Member



ZIFF INVESTMENT MANAGEMENT, L.L.C.


By:
           /s/ Robert Ziff
           Robert Ziff
           Member


Exhibit 1

Joint Filing Agreement


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below and that Ziff Investors Partnership, L.P. II may file any amendment thereto on behalf of each such person.

Dated:  January 10, 1997

ZIFF INVESTORS PARTNERSHIP, L.P. II

By:  Ziff Investment Management, L.L.C.,
     its general partner


By:
           /s/ Robert Ziff
           Robert Ziff
           Member



ZIFF INVESTMENT MANAGEMENT, L.L.C.


By:
           /s/ Robert Ziff
           Robert Ziff
           Member